June 3, 2013

VIA EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C., 20549-0305

U.S.A.

Re:	Konami Corporation
Form 20-F for the Fiscal Year Ended March 31, 2012
Filed July 25, 2012
File No. 001-31452

Dear Ms. Collins:

We are writing regarding your letter dated May 21, 2013 commenting on our Form 20-F filed on July 25, 2012. We are in the process of compiling a response to your letter and will submit the response as soon as practicable, which we expect will be by June 28, 2013. Thank you for your kind understanding and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Takuya Kozuki
Takuya Kozuki
Representative Director, President
KONAMI CORPORATION

cc:	Laura Veator
Christine Davis
Ryan Houseal
Evan Jacobson
(Division of Corporation Finance
Securities and Exchange Commission)

Izumi Akai
(Sullivan & Cromwell LLP)